EXHIBIT 21

SUBSIDIARIES OF CVB FINANCIAL CORP.

Citizens Business Bank, a California corporation

Community Trust Deed Services, a California corporation

Chino Valley Bancorp., a California corporation

CVB Ventures, Inc., a California corporation

Orange National Bancorp, formerly ONB Mortgage Corporation, a California corporation

CVB is also the indirect holding company for Golden West Enterprises, Inc., a California corporation, and wholly owned subsidiary of Citizens Business Bank